UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . . .14.5
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Banco de Chile

(Name of Issuer)

Common stock without nominal (par) value

(Title of Class of Securities)

059504-10-0

(CUSIP Number)

Citigroup Inc.

399 Park Avenue

New York, NY 10043

Attn.: Ali L. Karshan

Phone (212) 559-1000

With a copy to:

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

Attn.: Rubén Kraiem

Phone (212) 841-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Inversiones Citigroup Chile Limitada

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,185,786,352*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,185,786,352*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,185,786,352*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.07%**

14.	Type of Reporting Person (See Instructions) OO

* Represents (i) 2,217,943,457 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”), (ii) 2,579,233 Banco de Chile Common Shares held by Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL and (iii) 1,965,263,662 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  As a result of the exercise of two options that Citigroup Chile S.A. (“Citigroup Chile”) had pursuant to the terms of the Framework Agreement described in the Schedule 13D to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  Immediately following the exercise of the options, Citigroup Chile contributed to ICCL a total of 54,990,876 of LQIF Series C stock (which resulted in ICCL’s direct approximate 8.2% interest in LQIF).  ICCL does not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however ICCL and the other Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries.

** Based on 82,551,699,423 outstanding Banco de Chile Common Shares as of December 31, 2009 (as reported in the Issuer’s 2009 Annual Report).  As of April 30, 2010, ICCL beneficially owned 5.07% of the voting rights in the Issuer.

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citigroup Chile S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Chile

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 50,942,487,545*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 50,942,487,545*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,942,487,545**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.7%**

14.	Type of Reporting Person (See Instructions) CO

* Represents (i) 26,993,155,828 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”), (ii) 31,390,173 Banco de Chile Common Shares held by Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL and (iii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  As a result of the exercise of two options that Citigroup Chile S.A. (“Citigroup Chile”) had pursuant to the terms of the Framework Agreement described in the Schedule 13D to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 82,551,699,423 outstanding Banco de Chile Common Shares as of December 31, 2009 (as reported in the Issuer’s 2009 Annual Report).  As of April 30, 2010, Citigroup Chile beneficially owned 61.7% of the voting rights in the Issuer.

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citibank Overseas Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 50,942,487,545*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 50,942,487,545*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,942,487,545*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.7%**

14.	Type of Reporting Person (See Instructions) CO

* Represents (i) 26,993,155,828 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”), (ii) 31,390,173 Banco de Chile Common Shares held by Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL and (iii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  As a result of the exercise of two options that Citigroup Chile S.A. (“Citigroup Chile”) had pursuant to the terms of the Framework Agreement described in the Schedule 13D to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 82,551,699,423 outstanding Banco de Chile Common Shares as of December 31, 2009 (as reported in the Issuer’s 2009 Annual Report).  As of April 30, 2010, Citibank Overseas Investment Corporation beneficially owned 61.7% of the voting rights in the Issuer.

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citibank, N.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 50,942,487,545*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 50,942,487,545*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,942,487,545*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.7%**

14.	Type of Reporting Person (See Instructions) CO

* Represents (i) 26,993,155,828 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”), (ii) 31,390,173 Banco de Chile Common Shares held by Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL and (iii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  As a result of the exercise of two options that Citigroup Chile S.A. (“Citigroup Chile”) had pursuant to the terms of the Framework Agreement described in the Schedule 13D to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 82,551,699,423 outstanding Banco de Chile Common Shares as of December 31, 2009 (as reported in the Issuer’s 2009 Annual Report).  As of April 30, 2010, Citibank N.A. beneficially owned 61.7% of the voting rights in the Issuer.

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citicorp (formerly known as Citicorp Holdings Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 50,942,487,545*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 50,942,487,545*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,942,487,545*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.7%**

14.	Type of Reporting Person (See Instructions) CO

* Represents (i) 26,993,155,828 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”), (ii) 31,390,173 Banco de Chile Common Shares held by Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL and (iii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  As a result of the exercise of two options that Citigroup Chile S.A. (“Citigroup Chile”) had pursuant to the terms of the Framework Agreement described in the Schedule 13D to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 82,551,699,423 outstanding Banco de Chile Common Shares as of December 31, 2009 (as reported in the Issuer’s 2009 Annual Report).  As of April 30, 2010, Citicorp beneficially owned 61.7% of the voting rights in the Issuer.

CUSIP No. 059504-10-0

1.	Names of Reporting Persons. Citigroup Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 50,942,487,545*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 50,942,487,545*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,942,487,545*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.7%**

14.	Type of Reporting Person (See Instructions) CO

* Represents (i) 26,993,155,828 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”), (ii) 31,390,173 Banco de Chile Common Shares held by Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL and (iii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  As a result of the exercise of two options that Citigroup Chile S.A. (“Citigroup Chile”) had pursuant to the terms of the Framework Agreement described in the Schedule 13D to acquire an additional interest in LQIF, Citigroup Chile holds directly and indirectly (through ICCL) 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.  The Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D with respect to these shares, and the information contained in this statement is supplemental thereto.  Unless otherwise stated, references to share ownership herein refer to “beneficial ownership” as defined by Rule 13d-3 under the Exchange Act and do not include shares over which the Reporting Persons’ dividend rights have been pledged as discussed in Item 5 below.

** Based on 82,551,699,423 outstanding Banco de Chile Common Shares as of December 31, 2009 (as reported in the Issuer’s 2009 Annual Report).  As of April 30, 2010, Citigroup Inc. beneficially owned 61.7% of the voting rights in the Issuer.

This Amendment No. 3 (this “Amendment”) amends and restates Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on June 15, 2010 (“Amendment No. 2”) on behalf of Inversiones Citigroup Chile Limitada (“ICCL”), Citigroup Chile S.A. (“Citigroup Chile”), Citibank Overseas Investment Corporation (“COIC”), Citibank, N.A. (“Citibank”), Citicorp and Citigroup Inc. (“Citigroup”) (each a “Reporting Person” and together the “Reporting Persons”).  This Amendment is being filed on behalf of the Reporting Persons solely for the purpose of correcting the following immaterial errors in Amendment No. 2:

•                 Amendment No. 2 incorrectly reported the number of Banco de Chile Common Shares (as defined below) directly and indirectly held by SM-Chile (as defined below) as 23,917,953,407.  The correct number of shares should have been reported as 23,917,941,544.  As a result, Amendment No. 2 also incorrectly reported the aggregate amount beneficially owned by each of Citigroup Chile, COIC, Citibank, Citicorp and Citigroup and the total number of shares beneficially owned by each of such entities with shared voting power and shared dispositive power, as 50,942,499,408.  The correct number of shares should have been reported as 50,942,487,545.  ICCL’s holdings were reported correctly.

•                 Amendment No. 2 incorrectly reported the aggregate purchase price paid by Citigroup Chile in connection with its acquisition of 57,035,400 shares of LQIF Series C stock and 57,035,401 shares of LQIF Series D stock as Ch$500,200,000,000.  The correct aggregate purchase price should have been reported as Ch$541,919,015,902.

Reference is also being added to the fact that Citigroup Chile has the right to cause LQIF to vote its shares in favor of a change in the bylaws of the Issuer (as defined below) to establish a second Vice-Chairman position on the Issuer’s board of directors.

This Amendment does not otherwise modify the disclosure contained in Amendment No. 2 to Schedule 13D, which is hereby restated with the revisions above.

Item 1.	Security and Issuer

The class of securities to which this Amendment relates is common stock without nominal (par) value (the “Banco de Chile Common Shares”) of Banco de Chile, an open stock banking corporation (sociedad anonima bancaria abierta) organized under the laws of the Republic of Chile (the “Issuer”).  The principal executive offices of the Issuer are located at Ahumada 251, Santiago, Chile.

Item 2.	Identity and Background

This Amendment is being filed on behalf of Inversiones Citigroup Chile Limitada, a Chilean limited liability company (“ICCL”), Citigroup Chile, COIC, Citibank, Citicorp (formerly known as Citicorp Holdings, Inc.) and Citigroup (each a “Reporting Person” and together the “Reporting Persons”).  As a result of the matters described in item 4 below, the Reporting Persons together with the Unaffiliated Members (as defined in the Schedule 13D), may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Reporting Persons understand that the Unaffiliated Members are separately filing an amendment to their existing statement on Schedule 13D (the “Unaffiliated Members’ Amendment”) with respect to the Banco de Chile Common Shares to report on the transactions contemplated by the Framework Agreement and described in this Amendment.  The information contained in this Amendment is supplemental to the disclosure in the Unaffiliated Members’ Amendment.

Information on the identity and background of the Unaffiliated Members is incorporated herein by reference to the information contained in Item 2 of the Unaffiliated Members’ Amendment, to the extent that it modifies or supplements their existing statement on Schedule 13D.

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the third paragraph of Item 2 with the following two paragraphs:

ICCL is 99.99% owned by Citigroup Chile with the remaining 0.01% interest held by Citinvestment Chile Limited.  ICCL’s principal place of business is Avenida Andrés Bello 2687, 7th Floor, Santiago, Chile, and its principal business consists of the ownership of its direct approximate 8.2% interest in LQIF.

Citigroup Chile, a Chilean corporation, directly and indirectly (through ICCL) holds the Reporting Persons’ 50% interest in LQIF.  Citigroup Chile’s main business relates to activities ancillary to the joint venture between Citigroup and the Issuer, including providing back-office and middle-office services for other Citigroup vehicles in the region and other related activities consistent with the applicable agreements that govern the joint venture between Citigroup, COIC and Quiñenco S.A.  Citigroup Chile has sold their ownership interest in Habitat S.A., Administradora de Fondos de Pensiones, previously held through Citigroup Chile’s 50% interest in Inversiones Previsionales S.A.  The principal business address of Citigroup Chile is Avenida Andres Bello 2687, 7th Floor, Santiago, Chile.

Attached as Schedule A is updated information concerning each executive officer and director of Citigroup Chile and Citigroup and information concerning each representative of ICCL.

Other than as described in Schedule B, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the directors and executive officers listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate consideration paid by Citigroup Chile for its additional direct interest in LQIF, and corresponding indirect interest in the Issuer as described in Item 4 below, was funded partially with Citigroup Chile’s own resources and the remainder with the proceeds of a loan granted to Citigroup Chile by Citibank Europe PLC, an affiliate of the Reporting Persons, in the amount of $500 million (in its euro equivalent) evidenced by and pursuant to the terms set forth in the Promissory Note executed by Citibank Chile, dated April 28, 2010.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 30, 2010, Citigroup Chile exercised the two options granted to it under the terms of the Framework Agreement and acquired an additional approximately 17% voting interest in LQIF, bringing its total ownership of LQIF to 50%.  Each of the two options granted Citigroup Chile or a Citigroup designated wholly-owned subsidiary, the right to acquire an additional approximately 8.5% voting interest in LQIF.  As a result of the exercise of both options, Citigroup Chile acquired 57,035,400 shares of LQIF Series C stock and 57,035,401 shares of LQIF Series D stock for an aggregate purchase price of Ch$541,919,015,902.  On April 30, 2010, immediately following the exercise of the options, Citigroup Chile contributed to ICCL a total of 54,990,876 of LQIF Series C stock (which resulted in ICCL’s direct approximate 8.2% interest in LQIF).

As described in the Schedule 13D, Citigroup Chile initially acquired a 33% equity interest in LQIF on January 1, 2008.  On June 4, 2009, LQIF acquired, directly and indirectly (through ILSL, as defined below), 1,055,751,125 additional Banco de Chile Common Shares pursuant to a share capital increase in Banco de Chile.  LQIF and ILSL paid for the additional Banco de Chile Common Shares by agreeing to receive stock dividends representing capitalized profits of Banco de Chile in lieu of cash dividends.  Banco de Chile Common Shares were issued to all the shareholders of Banco de Chile pro-rata to their respective interests and consequently the direct and indirect (through ILSL) acquisition of 1,055,751,125 Banco de Chile Common Shares by LQIF did not result in any increase in LQIF’s voting participation in Banco de Chile.  Following the transactions described above, Citigroup Chile directly and indirectly (through ICCL) holds a 50% interest in LQIF, which is represented by (i) 220,558,398 shares of LQIF Series B stock held directly by Citigroup Chile and acquired on January 1, 2008, as described in the Schedule 13D; (ii) 2,044,524 shares of LQIF Series C stock held directly by Citigroup Chile, which were acquired on April 30, 2010; (iii) 54,990,876 shares of LQIF Series C stock held indirectly through ICCL, acquired by Citigroup Chile on April 30, 2010 and later contributed to ICCL; and (iv) 57,035,401 shares of LQIF Series D stock held directly by Citigroup Chile, which were acquired on April 30, 2010.

As a result of the transactions contemplated by the Framework Agreement and described above, LQIF exercises control of the Issuer through direct ownership of a 32.7% voting interest in the Issuer and indirect ownership of a 29% voting interest in the Issuer.  The voting interest indirectly held by LQIF in the Issuer is a result of (i) LQIF’s direct ownership of a 99.99% interest in Inversiones LQ SM Limitada, a limited liability company organized under the laws of the Republic of Chile (“ILSL”), which directly owns a 0.04% interest in the Issuer, and (ii) LQIF’s direct and indirect (through ILSL) ownership of a 58.2% interest in Sociedad Matriz del Banco de Chile, S.A. (“SM-Chile”), a corporation organized under the laws of the Republic of Chile.  SM-Chile owns a 14.7% interest in the Issuer and all of the shares of Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), a corporation organized under the laws of the Republic of Chile, which in turn owns a 34.6% interest in the Issuer.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.

Citigroup Chile has the same voting and other governance rights described in the Schedule 13D except that, by virtue of the increase of Citigroup Chile’s participation in LQIF to 50% and pursuant to the Framework Agreement, Citigroup Chile has the right to (i) require Quiñenco to vote its shares of LQIF in favor of the election of three (previously, two) candidates to the board of directors of LQIF as nominated by Citigroup Chile, of a total of seven directors of LQIF, including naming the Vice-Chairman; (ii) cause LQIF to vote its shares in favor of the election of four (previously, two) candidates to the board of directors of SM-Chile as nominated by Citigroup Chile, of a total of nine directors of SM-Chile, including naming the Vice Chairman; (iii) cause LQIF to vote its shares in favor of a change in the bylaws of the Issuer to establish a second Vice-Chairman position on the Issuer’s board of directors; and (iv) cause LQIF to vote its shares in favor of the election of five (previously, two) candidates to the board of directors of the Issuer as nominated by Citigroup Chile, of a total of eleven directors of the Issuer, including naming one of the two Vice-Chairman, and the second of two alternate directors.  With respect to SM-Chile and the Issuer, the number of directors appointed by Citigroup Chile could be reduced by the number of directors appointed by minority shareholders under Chilean law, but in no event will Citigroup Chile have less than one designated director on the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

Item 4 of this Amendment is incorporated herein by reference.

As members of the group, the Reporting Persons beneficially own in the aggregate 50,942,487,545(1) Banco de Chile Common Shares, which represent approximately 61.7% of the outstanding Banco de Chile Common Shares (based

(1)  * Represents (i) 26,993,155,828 Banco de Chile Common Shares held by LQ Inversiones Financieras S.A. (“LQIF”), (ii) 31,390,173 Banco de Chile Common Shares held by Inversiones LQ SM Limitada (“ILSL”), which are beneficially owned by LQIF by virtue of LQIF’s direct ownership of 99.99% of the outstanding voting shares of ILSL and (iii) 23,917,941,544 Banco de Chile Common Shares held by Sociedad Matriz del Banco de Chile S.A. (“SM-Chile”) directly and indirectly through Sociedad Administradora de la Obligación Subordinada SAOS S.A. (“SAOS”), which are beneficially owned by LQIF by virtue of LQIF’s direct and indirect (through ILSL) ownership of 58.2% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.  The voting rights associated with the Banco de Chile Common Shares owned by SAOS and SM-Chile are exercised directly by SM-Chile’s shareholders, in the proportion, and with the preferences, set forth in SM-Chile’s by-laws.  SAOS does not have direct voting rights over any Banco de Chile Common Shares it holds.  Therefore, although LQIF generally controls SAOS and SM-Chile, it does not have the power to direct the voting or disposition of all Banco de Chile Common Shares owned by each of SAOS and SM-Chile, but only its proportionate share of such shares in accordance with SM-Chile’s by-laws.  The entirety of the economic rights associated with SAOS’ interest in the Issuer is pledged to, and all distributions in respect thereof are to be paid directly to, the Chilean Central Bank.  As a result of the exercise of two options that Citigroup Chile S.A. (“Citigroup Chile”) had pursuant to the terms of the Framework Agreement described in the Schedule 13D to acquire an additional interest in LQIF, Citigroup Chile holds 50% of the outstanding voting shares of LQIF.  The Reporting Persons do not have the power to direct the voting or disposition of any of the Banco de Chile Common Shares beneficially owned by LQIF; however they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”) with the Unaffiliated Members referred to in Section 2 of this Statement, who, in fact, control the voting and disposition of such shares, and to have shared beneficial ownership of all of such shares by virtue of the Shareholders Agreement entered into with Quiñenco S.A. (“Quiñenco”), the controlling shareholder of LQIF, and certain of Quiñenco’s subsidiaries, pursuant to which Citigroup Chile has certain rights to require Quiñenco to vote its shares of LQIF in favor of the election of candidates for the board of directors of LQIF nominated by Citigroup Chile, and to cause LQIF to vote its shares in favor of the election of candidates for the board of directors of the Issuer nominated by Citigroup Chile.

on 82,551,699,423 outstanding Banco de Chile Common Shares as of December 31, 2009, as reported in the Issuer’s 2009 Annual Report).

In addition, Arturo Concha, representative of ICCL and General Manager of Citigroup Chile, has the sole power to vote and direct the disposition of 9,918,587 Banco de Chile Common Shares, represented by 1,443,724 Banco de Chile Common Shares held directly by Arturo Concha and 8,474,863 Banco de Chile Common Shares held by SM-Chile directly and indirectly (through SAOS), which are beneficially owned by Arturo Concha by virtue of Arturo Concha’s ownership of 0.02% of the outstanding voting shares of SM-Chile and the provisions of SM-Chile’s by-laws.

Pedro Samhan, Chief Financial Officer of Banco de Chile is no longer a director of Citigroup Chile.

(c)

None of the Reporting Persons has effected any transaction in Banco de Chile Common Stock during the past 60 days.

(d)

Except as set forth in this Statement, none of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2010

INVERSIONES CITIGROUP CHILE LIMITADA

By:	/s/ Arturo Concha
Name: Arturo Concha
Title: ICCL Representative

CITIGROUP CHILE S.A.

By:	/s/ Arturo Concha
Name: Arturo Concha
Title: General Manager

CITIBANK OVERSEAS INVESTMENT CORPORATION

By:	/s/ William H. Wolf
Name: William H. Wolf
Title: Executive Vice President

CITIBANK, N.A.

By:	/s/ Ali L. Karshan
Name: Ali L. Karshan
Title: Assistant Secretary

CITICORP

By:	/s/ Ali L. Karshan
Name: Ali L. Karshan
Title: Assistant Secretary

CITIGROUP INC.

By:	/s/ Ali L. Karshan
Name: Ali L. Karshan
Title: Assistant Secretary

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

REPRESENTATIVES OF INVERSIONES CITIGROUP CHILE LIMITADA

The following sets forth the name, principal occupation and citizenship of each of the representatives of Inversiones Citigroup Chile Limitada.

Name and Title	Principal Occupation	Citizenship

Arturo Concha, ICCL Representative	General Manager Citigroup Inc. Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

Francisco Espinosa, ICCL Representative	Finance Officer Citigroup Inc. Corporate and Investment Bank Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP CHILE S.A.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Chile S.A.

Name and Title	Principal Occupation	Citizenship

Arturo Concha, Executive Officer	General Manager Citigroup Inc. Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

Francisco Espinosa, Executive Officer	Finance Officer Citigroup Inc. Corporate and Investment Bank Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

Andrés Fuentes, Director and Chairman of the Board	Chief Tax Officer Latin America Citigroup Inc. Actuario Roberto Medellin Nr. 800 Torre Sur Piso 1 Lomas de Santa Fe, Mexico D.F., C.P. 01219	Mexican

Constantino Gotsis, Executive Director	Cluster Head for Central America and Regional Consumer Bank Head for the Andean Region and Central America Regional Consumer Banking Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Argentina

Richard Kouyoumdjian, Executive Director	Chief Financial Officer & Chief Accounting Officer Andean, Caribbean and Central America Region Citigroup Inc. Avenida Andres Bello 2687, Piso 7 Las Condes, Santiago, Chile	Chile

Jorge Mora, Executive Director	Chief Operating Officer Corporate and Investment Bank Actuario Roberto Medellin Nr. 800 Torre Sur Piso 4 Lomas de Santa Fe, Mexico D.F., C.P. 01219	Chile

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INC.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship
Alain J. P. Belda, Director	Chairman Alcoa Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Brazil, Spain and United States
Timothy C. Collins, Director	Chief Executive Officer Ripplewood Holdings L.L.C. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Jerry A. Grundhofer, Director	Chairman Emeritus U.S. Bancorp c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Robert L. Joss, Ph.D., Director	Dean and Philip H. Knight Professor of the Graduate School of Business at Stanford University c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Australia and United States
Andrew N. Liveris, Director	Chairman and Chief Executive Officer The Dow Chemical Company c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Australia
Michael E. O’Neill, Director	Former Chairman and Chief Executive Officer Bank of Hawaii Corporation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Vikram Pandit, Director and Executive Officer	Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Richard D. Parsons, Director	Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Lawrence R. Ricciardi, Director	Senior Vice President, General Counsel, and Advisor to the Chairman, Retired IBM Corporation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

Name and Title	Principal Occupation	Citizenship
Dr. Judith Rodin, Director	President Rockefeller Foundation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Robert L. Ryan, Director	Chief Executive Officer, Retired Medtronic Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Anthony M. Santomero, Director	Former President Federal Reserve Bank of Philadelphia c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Diana L. Taylor, Director	Managing Director Wolfensohn Capital Partners c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
William S. Thompson, Jr., Director	Chief Executive Officer, Retired Pacific Investment Management Company (PIMCO) c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Ernesto Zedillo, Director	Center for the Study of Globalization and Professor in the Field of International Economics and Politics Yale University c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Shirish Apte, Executive Officer	Chief Executive Officer Asia Pacific Citigroup Inc. 399 Park Avenue New York, NY 10043	United Kingdom and Northern Ireland
Stephen Bird, Executive Officer	Chief Executive Officer Asia Pacific Citigroup Inc. 399 Park Avenue New York, New York 10043	United States
Don Callahan, Executive Officer	Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael L. Corbat, Executive Officer	Chief Executive Officer Citi Holdings 399 Park Avenue New York, NY 10043	United States

Name and Title	Principal Occupation	Citizenship
John C. Gerspach, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John Havens, Executive Officer	Chief Executive Officer Institutional Clients Group Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael S. Helfer, Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Lewis B. Kaden, Executive Officer	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Edward J. Kelly, III, Executive Officer	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Brian Leach, Executive Officer	Chief Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Eugene McQuade, Executive Officer	Chief Executive Officer Citibank, NA 399 Park Avenue New York, NY 10043	United States
Manuel Medina-Mora, Executive Officer

Chief Executive Officer, Consumer Banking for the Americas and Chairman of the Global Consumer Council

Chairman and Chief Executive Officer

Latin America and Mexico

Citigroup Inc.

399 Park Avenue

New York, NY 10043

Mexico
William J. Mills, Executive Officer	Chief Executive Officer Europe, Middle East, and Africa Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Alberto J. Verme, Executive Officer	Chief Executive Officer Europe, Middle East and Africa Citigroup Inc. 399 Park Avenue New York, NY 10043	Peru
Jeffrey R. Walsh, Executive Officer	Controller Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

SCHEDULE B

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against Citigroup Global Markets Inc. (“CGMI”), a subsidiary of Citigroup Inc. (“Citigroup”).  The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent (the “AWC”) dated March 18, 2005 that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds managed by SBFM (the “Affected Funds”).  The SEC order found that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the “Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Affected Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management (“CAM”), the former Citigroup business unit that, at the time, included the Affected Funds’ investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI.

The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC.

On December 14, 2005, CGMI consented to the entry of an order by the Rhode Island Department of Business Regulation, Division of Securities, making findings and imposing remedial sanctions for failures of supervision in connection with unsuitable and unauthorized trades by certain Smith Barney brokers, all in violation of Rhode Island law.  CGMI agreed to a cease and desist order, payment of a $1 million civil penalty, and the hiring of an Independent Consultant to conduct a review of CGMI’s Rhode Island offices’ supervisory and compliance procedures and practices.

On May 31, 2006, the SEC instituted and simultaneously settled proceedings against CGMI and 14 other broker-dealers regarding practices in the Auction Rate Securities (“ARS”) market. The SEC alleged that the broker-dealers violated Section 17(a)(2) of the Securities Act of 1933. The broker-dealers, without admitting or denying liability, consented to the entry of an SEC cease-and-desist order providing for censures, undertakings and penalties. CGMI paid a penalty of $1.5 million.

On June 6, 2007, CGMI entered into a Consent Order with the New Jersey Bureau of Securities of the Office of the Attorney General, in which the Bureau found that CGMI failed to reasonably supervise certain employees in its Smith Barney Short Hills branch in connection with short sales to customers, and failed to maintain accurate books and records, all in violation of New Jersey securities laws.  CGMI neither admitted nor denied the Bureau’s finding of fact or conclusions of law, but agreed to pay a civil penalty in the amount of $500,000 and restitution to customers of $478,000.

On October 2, 2007, the NYSE entered a Stipulation of Facts and Consent to Penalty against CGMI.  The Stipulation alleged violation by CGMI of NYSE Rule 401(A) due to the failure to ensure delivery of prospectuses in connection with certain sales of registered securities during the time period July 1, 2003 through October 31, 2004 (the “relevant period”); alleged violation of NYSE rule 1100(B) due to CGMI’s failure to deliver product descriptions to certain customers that purchased Exchange Traded Funds during the relevant period; alleged violation of Rule 10B-10 of the Securities Exchange Act of 1934 due to CGMI’s failure to provide customers with confirmations for certain securities transactions during the relevant period; alleged violations by CGMI of NYSE Rule 342 by failing to provide for, establish and maintain appropriate procedures of supervision and control relating to the delivery of product descriptions and prospectuses and trade confirmations.

CGMI consented to the imposition of a censure, a fine in the amount of $2,250,000 and an undertaking to provide a written certification that current policies and procedures, including written supervisory and operational policies and procedures regarding the delivery of prospectuses, product descriptions and trade confirmations are reasonably designed to ensure compliance with applicable federal securities laws and NYSE rules.

On June 16, 2008, Citigroup settled a previously disclosed investigation by the Securities and Exchange Commission arising from the economic and political turmoil in Argentina in the fourth quarter of 2001 and agreed to the entry of a Cease and Desist Order pursuant to Section 21C of the Securities Exchange Act which stated that Citigroup violated certain books and records provisions of the Federal securities law by improperly accounting for several Argentina related developments which resulted in an overstatement of after-tax income by $311 million in that quarter. No fine or penalty was imposed and no restatement of prior financial statements was required by the SEC. Citigroup consented to the issuance of the Order without admitting or denying the Commission’s findings.

On August 7, 2008, CGMI reached a settlement with the New York Attorney General, the Securities and Exchange Commission, and other state regulatory agencies, pursuant to which CGMI agreed to offer to purchase at par ARS that are not auctioning from all Citigroup individual investors, small institutions (as defined by the terms of the settlement), and charities that purchased ARS from Citigroup prior to February 11, 2008. In addition, CGMI agreed to pay a $50 million fine to the State of New York and a $50 million fine to the other state regulatory agencies.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.